JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

February 10, 2011

Vincent J. Di Stefano

Jeff Long

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”)

File Nos. 333-171651 – Registration Statement on Form N-14

Dear Messer’s Di Stefano and Long:

This letter is in response to the comments Mr. Di Stefano provided on February 2, 2011 and Mr. Long provided on February 4, 2011 with respect to the Registration Statement on N-14 covering the proposed merger of the JPMorgan Tax Aware U.S. Equity Fund (the “Acquired Fund”) with the JPMorgan Tax Aware Equity Fund (the “Acquiring Fund”). Our responses to your comments are set forth below. Except as noted below, we will incorporate the changes referenced below into the definitive filing which will be made pursuant to Rule 497.

DISCLOSURE COMMENTS

1.	Comment: In the “Dear Shareholder” letter and several other places within the document, the representation is made that the “reorganization is intended to be a tax-free reorganization for federal income tax purposes.” Please disclose, if applicable, whether the Acquired Fund will have to make any pre-merger sales of securities because the investment restrictions of the Acquiring Fund would not permit the Acquiring Fund to hold such securities.

Response: Based on the information available, there are no Acquired Fund securities that would have to be sold pre-merger based on the investment restrictions of the Acquiring Fund.

2.	Comment: Please move information included in response to Items 3-6 of Form N-14, but contained in Appendices B, C or D out of the appendix and into the main body of the proxy/prospectus because the information should be more prominent.

Response: Based on your comment, we have reviewed the requirements of Form N-14 and the information included in Appendices B, C and D and will move the information in Appendices C and D into the main body of the proxy/prospectus.

With respect to Appendix B, however, we respectfully disagree that it should be moved. We believe that leaving the information in Appendix B is compliant with Form N-14 and is more user-friendly to shareholders. The Summary of the proxy/prospectus contains a comparison “Purchase, Redemption and Exchange Policies and Procedures” between the two Funds. In addition, we will add information regarding purchases and redemptions that is included in the summary prospectuses for the Funds into the Summary. We believe this amount of information is similar to that found in a Fund’s summary prospectus; if shareholders want additional information, they can locate it in the appendix similar to finding additional information in a statutory prospectus.

3.	Comment: In the Proposal section on page 1 of the proxy/prospectus and in several other places, the representation is made that “total annual fund operating expenses after fee waivers and expense reimbursements for each acquiring class, post Reorganization, will be equal to or less than those in place for the applicable class of the Acquired Fund prior to Reorganization.” Please change the disclosure to say that “based on the pro forma information, expenses are expected to be equal to or less than those in place of each acquiring class, post Reorganization.”

Response: As we discussed, we do not believe it is appropriate to make the requested change because the Acquiring Fund’s adviser, administrator and distributor will contractually agree to cap the expenses of the Acquiring Fund at a level equal to or less than the expenses of the acquired class. Therefore, because a contractual cap will be in place, the current statement is appropriate.

4.	Comment: In the “Comparison of Investment Objectives and Main Investment Strategies,” there is a statement that the investment strategies of the Acquiring Fund were revised as of December 10, 2010. Please confirm that these changes were made to clarify the fact that the investment strategies of the Acquired and Acquiring Funds were already similar and that the Funds were being managed in a substantially similar manner.

Response: We hereby confirm that the Acquired and Acquiring Funds have been managed in a substantially similar manner and that the revisions to the investment strategies of the Acquiring Fund in December 2010 were made to clarify that fact.

5.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $1 million” in the disclosure.

6.	Comment: The first footnote under the “Annual Fund Operating Expenses” table discusses the current contractual expense caps in place for the Acquired Fund. Because these expense caps will not be in effect at the time of the merger, please delete the footnote.

Response: Instead of deleting the footnote, we will update the footnote to state that the expense cap will extend to February 29, 2012, assuming that the merger does not occur. Similar disclosure will be included in the annual update of the Acquired Fund’s registration statement as of February 28, 2011.

7.	Comment: In the fee table, please group the information for each class consecutively for the Acquired Fund, Acquiring Fund and Acquiring Fund pro forma, instead of showing all classes for the Acquired Fund, Acquiring Fund and Acquiring Fund pro forma together.

Response: We respectfully decline to make the requested change. Because the Acquiring Fund currently only has one class, we believe the current presentation for the fee table is less confusing than if we revised it as you request.

8.	Comment: In the example tables, please group the information for each class consecutively for the Acquired Fund, Acquiring Fund and Acquiring Fund pro forma.

Response: The information is already presented as you have requested.

9.	Comment: Please explain why a portfolio turnover of 44% for the Acquired Fund and 65% for the Acquiring Fund for the last fiscal year is consistent with each Fund’s “tax aware” strategy.

Response: Although both Funds follow a “tax aware” strategy that seeks to minimize shareholders’ tax liability by minimizing the net gains available for distribution to shareholders, the Funds’ portfolio managers do continuously evaluate the overall portfolio to determine when or if it makes sense to sell particular securities. In connection with the portfolio turnover for the last fiscal year, both Funds had relatively low portfolio turnover, but the Acquiring Fund’s turnover was higher because it had a unique situation where it had tax loss carry forwards that would have expired at the end of the fiscal year if the Acquiring Fund had not utilized them.

10.	Comment: Please confirm whether a shareholder could purchase Class B Shares of the Acquired Fund prior to the merger and be converted into Class A Shares of the Acquiring Fund at the time of the merger without a sales charge.

Response: Because Class B Shares are not available for new purchases, a shareholder could not purchase Class B Shares of the Acquired Fund prior to the merger and be converted into Class A Shares of the Acquiring Fund at the time of the merger without a sales charge.

11.	Comment: Please highlight the differences between the investment strategies for the Acquired Fund and the Acquiring Fund in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds.”

Response: The requested change will be made.

12.	Comment: If derivatives constitute a principal risk of both the Acquired and the Acquiring Funds, please add an explanation of how the Funds use derivatives in the main strategies disclosure.

Response: The main strategies section of the proxy/prospectus will be revised to include each disclosure on each Fund’s use of derivatives.

13.	Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”) and revise the derivatives disclosure to the extent necessary.

Response: We have reviewed the derivatives disclosure and the requested change will be made.

14.	Comment: Please revise the bar chart so that the bars are vertical instead of horizontal.

Response: The requested change will be made.

15.	Comment: Please consider adding the performance information for the Acquired Fund in the proxy/prospectus as a helpful comparison.

Response: The requested change will be made.

16.	Comment: In the Capitalization table, please include additional information that shows the totals of the information in the chart.

Response: The requested change will be made.

17.	Comment: Please include a definition of Record Date.

Response: The definition for Record Date is already included in the “Capitalization” section.

18.	Comment: Please explain why there are no “acquired fund fees and expenses” shown in the fee table for the Acquiring Fund considering that the proxy/prospectus says that it may invest in exchange traded funds, affiliated money market funds and other investment companies (collectively, “investment companies”).

Response: The Acquiring Fund does disclose “acquired fund fees and expenses” in the fee table; however, the impact of these investments was not 1 basis point on a pro forma basis.

19.	Comment: Because the filing on Form N-14 for this merger is a new registration statement for the Trust, please file a new power of attorney for this registration statement.

Response: We will file a new power of attorney specifically covering the registration statement on Form N-14 for the merger with a post-effective amendment once we receive the signatures from the Trust’s trustees.

COMMENTS FROM THE CHIEF ACCOUNTANT’S OFFICE

20.	Comment: If it is known as of the date of the pro forma financial statements that the Acquired Fund will have to sell certain securities prior to the merger because the Acquiring Fund’s investment restrictions would not permit it to hold the securities, such securities should be identified in the Schedule of Investments. If there are no such securities, please add the following affirmative statement:

As of October 31, 2010, there were no securities held by the Acquired Fund that would have to be sold prior to the merger in order to meet the investment restrictions and policies of the Acquiring Fund.

Response: As of October 31, 2010, we have not identified any securities of the Acquired Fund that would have to be sold prior to the merger in order to meet the investment restrictions and policies of the Acquiring Fund. Therefore, the requested statement will be added to the pro forma financials.

21.	Comment: In the Pro Forma Schedule of Investments, Statement of Assets and Liabilities and Statement of Operations, please add the name of the Acquiring Fund to the headings for the Combined Pro Forma columns.

Response: The requested change will be made.

22.	Comment: Please include an analysis of the factors outlined in the North American Security Trust (pub.avail. August 5, 1994) no action letter to determine whether the Acquired Fund or the Acquiring Fund should be the accounting survivor of the merger.

Response:	The following is a summary of the general criteria that should be examined to determine which Fund should be the accounting survivor and our findings.

1.	Portfolio Management – This factor examines which Fund’s portfolio managers will manage the surviving portfolio. In this regard, both the Acquired Fund and the Acquiring Fund have the same portfolio manager who will continue to manage the Acquiring Fund after the merger.

2.	Portfolio Composition –This factor looks at the portfolio composition of the merged entity against the Acquired and Acquiring Funds’ historical composition to determine whether the merged entity will be closer to the Acquired Fund or the Acquiring Fund. The portfolio composition of the Acquiring and Acquired Funds are substantially the same; however, the portfolio manager anticipates that 10% of the securities of the Acquired Fund will be sold to reposition the Acquiring Fund as a result of the merger. Therefore, the portfolio composition of the merged Acquiring Fund will be substantially the same as the Acquiring Fund before the merger.

3.	Investment Objectives, Policies and Restrictions – This factor considers each of these attributes of the merged entity against the Acquired and Acquiring Funds’ policies. Based upon our review, we concluded that the Funds have substantially similar investment objectives, policies, restrictions and sector allocations. However, to the extent that there are differences, the Acquiring Fund will maintain such differences after the merger.

4.	Expense Structures and Expense Ratios – This factor considers the load structures, expense ratios and investment advisory fees to measure which Fund the final product more closely resembles.

a.	The investment advisory fees of the Acquiring Fund will stay the same after the merger.

b.	The Acquiring Fund will launch new Class A, Class C and Select Class shares to correspond with the existing share classes of the Acquiring Fund. The loads and expense caps for these new share classes will be the same as the Acquired Fund.

The Institutional Class Shares of both Funds are substantially the same, including having the same expense cap.

5.	Asset Size – This factor examines the relative size of each Fund in determining the accounting survivor. As of September 30, 2010, the Acquiring Fund had AUM of approximately $447.2 million, whereas the Acquired Fund had AUM of $230.0. This factor would suggest that the Acquiring Fund would be the accounting survivor.

Based on the above, we believe that the accounting survivor should be the Acquiring Fund.

In connection with your review of the Registration Statement on Form N-14 filed by the Trust on January 11, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary